UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                    FORM 11-K








[X] Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 (No Fee Required)

        For the Three Fiscal Years in the Period Ended December 31, 2003

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         BE Aerospace, Inc. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                        BE Aerospace, Inc.
                                        1400 Corporate Center Way
                                        Wellington, Florida  33414-2105

BE AEROSPACE, INC.
SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002
AND EACH OF THE THREE FISCAL YEARS IN THE PERIOD ENDED DECEMBER 31, 2003, SUPPLEMENTAL SCHEDULES, AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

                                TABLE OF CONTENTS

                                                                           Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
   December 31, 2003 and 2002                                                 2

   Statements of Changes in Net Assets Available for Benefits
   for Each of the Three Fiscal Years
   Ended December 31, 2003, 2002 and 2001                                     3

   Notes to Financial Statements for Each of the
   Three Fiscal Years Ended
   December 31, 2003, 2002 and 2001                                         4-8

EXHIBIT INDEX                                                                 9

SIGNATURE                                                                    10

SUPPLEMENTAL SCHEDULES PROVIDED PURSUANT TO THE DEPARTMENT
   OF LABOR'S RULES AND REGULATIONS:

   Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets
   (Held at End of Year)
   as of December 31, 2003                                                   11

   Form 5500, Schedule H, Part IV, Line 4j-Schedule of
   Reportable Transactions for the Year Ended December 31, 2003              12

   NOTE: Supplemental schedules are included pursuant to the Department of Labor's Rules and Regulations for Reporting and Disclosure. All other schedules required by the Department of Labor are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Administrative Committee
BE Aerospace, Inc. Savings Plan
Wellington, Florida

We have audited the accompanying statements of net assets available for benefits of BE Aerospace, Inc. Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the three fiscal years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for each of the three fiscal years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analyses and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic 2003 financial statements taken as a whole.



/s/  Deloitte & Touche LLP

Costa Mesa, California
June 11, 2004

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

                                                                                          2003              2002
                                                                                    ----------------- -----------------
ASSETS:
  Investments--at fair value:
  Investment in the UBS Trust Company(1) Common & Collective Trusts                     $61,947,516       $46,265,991
  BE Aerospace, Inc. common stock                                                         6,687,657         2,583,969
  Loans to participants                                                                     585,941           426,022
                                                                                        -----------       -----------

      Total investments                                                                  69,221,114        49,275,982
                                                                                        -----------       -----------

  Receivables:
    Employer contributions                                                                  290,920           267,326
    Employee contributions                                                                  505,713           300,498
                                                                                        -----------       -----------

      Total receivables                                                                     796,633           567,824

  Cash and Cash Equivalents                                                                  72,820           550,027
                                                                                        -----------       -----------

      Total assets                                                                       70,090,567        50,393,833
                                                                                        -----------       -----------

LIABILITIES:
  Distributions payable to participants                                                                       210,357
  Accrued plan asset transfer                                                                                   3,388
                                                                                        -----------       -----------

      Total liabilities                                                                                       213,745
                                                                                        -----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS                                                       $70,090,567       $50,180,088
                                                                                        ===========       ===========

(1)  Formerly known as PW Trust Company

See independent auditors' report and notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
THREE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                           2003               2002               2001
                                                                    ------------------ ------------------ -----------------
   NET ASSETS AVAILABLE FOR BENEFITS -
     Beginning of Year                                                  $50,180,088        $66,458,432        $64,966,575
                                                                        -----------        -----------        -----------

   ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income:
        Net appreciation in fair value of investments                    12,176,716
        Interest and dividends                                               47,725             40,891             39,535
                                                                        -----------        -----------        -----------

          Total investment income                                        12,224,441             40,891             39,535

     Contributions and rollovers:
        Employer                                                          2,374,170          2,546,701          2,588,685
        Employee                                                          6,075,010          6,444,722          8,101,182
     Transfer of assets from plans of acquired companies                  5,128,119          1,094,576          6,632,747
                                                                        -----------        -----------        -----------

        Total additions to net assets                                    25,801,740         10,126,890         17,362,149
                                                                        -----------        -----------        -----------

   DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Net depreciation in fair value of investments                                          10,191,989          7,414,060
     Distributions to participants or their beneficiaries                 5,488,447         15,803,005          6,893,834
     Plan administrative expenses                                           402,814            406,852            430,726
     Accrued plan asset transfer                                                                 3,388          1,131,672
                                                                        -----------        -----------        -----------

          Total deductions from net assets                                5,891,261         26,405,234         15,870,292
                                                                        -----------        -----------        -----------

   NET INCREASE (DECREASE)                                               19,910,479        (16,278,344)         1,491,857
                                                                        -----------        -----------        -----------

   NET ASSETS AVAILABLE FOR BENEFITS -
     End of Year                                                        $70,090,567        $50,180,088        $66,458,432
                                                                        ===========        ===========        ===========

See independent auditors' report and notes to financial statements.

BE AEROSPACE, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
THREE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

1.    GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The foregoing description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      Description of Plan--Effective August 1, 1988, BE Aerospace, Inc. (the "Company") adopted the BE Aerospace, Inc. Savings Plan (formerly the BE Aerospace, Inc. Savings and Profit Sharing Plan and Trust) (the "Plan") as amended and restated, a defined-contribution retirement plan designed to qualify under Internal Revenue Code ("IRC") Section 401(a) and 401(k) for the cash or deferred arrangement part of the Plan.

      Under the Plan, contributions are made on behalf of employees (participants) who choose to defer a portion of their total gross pay. Effective December 1994, the Plan was amended to allow participants to make a contribution election from 2% to 15%. The contribution election was revised during April 2003 to allow non-highly compensated participants to make a maximum contribution of 20% and highly compensated employees were reduced to a maximum election of 10%. In June 2000, the Plan was amended to allow participants to request a hardship loan or make a hardship withdrawal, as specified by such amendment.

      Effective January 1, 2002, the Company amended and restated the Plan to comply with the Economic Growth and Tax Relief Reconciliation Act. The Company has filed for a favorable Internal Revenue Service determination letter. Under the restated plan, participants will become fully vested in the Company's contributions after three years of service with the Company. The Plan also allows all employees who are projected to attain age 50 before the close of the Plan Year to make catch-up contributions of $1,000 each year. The amended and restated Plan also changes the suspension time on a hardship distribution from 12 months to 6 months from the anniversary of the date on which the Participant receives the distribution.

      In February and April 2002, $641,973 and $49,684, respectively, was transferred into the Plan related to the 2001 acquisition of TL Windust, Inc. In December 2002, $402,919 was transferred into the Plan, related to the 2001 acquisition of Maynard Precision, Inc. In December 2002, the Company dissolved the savings plan of its subsidiary M&M Aerospace Hardware, Inc. and all plan assets were transferred to the BE Aerospace, Inc. Saving Plan in January 2003. The transfer included plan investment assets and participant loans of $4,784,415 and $343,704, respectively.

      Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting generally accepted in the United States of America and presents the net assets available for benefits and the changes in those net assets.

      Participant Contributions - Participants can make pretax contributions of up to the dollar limit set by law. Contributions were limited to $12,000 for the year ended December 31, 2003. Participants are fully vested in their contributions immediately.

      Company Contributions - The Plan provides for employer-matching contributions of the participant's contributions to be determined by the Company's management. Company matching contributions are made in the form of the Company's common stock (the "Stock"). Participants age 55 or older have the option of receiving the matching contribution in cash. The Stock is held by UBS Trust Company (the "Trustee") and reported at fair value as determined by published market prices. Resulting unrealized gains and losses are included in the statement of changes in net assets available for benefits. During the years ended December 31, 2003, 2002 and 2001, matching contributions were 50% of deferrals up to 8% of eligible compensation (as defined) for a maximum matching contribution of 4%.

      Termination Benefits and Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contributions, plus earnings thereon, is based on years of continuous service. Participants become fully vested after three years of credited service. On termination of service due to death, disability or retirement, a participant shall become fully vested.

      Forfeitures - Forfeited nonvested account balances of $27,006, $14,000 and $445,611 were used to reduce employer contributions for December 31, 2003, 2002 and 2001, respectively.

      Cash and Cash Equivalents - Cash and cash equivalents consist of highly liquid investments with initial maturities of 90 days or less.

      Investment in the UBS Trust Company Common and Collective Trusts - The investment in the UBS Trust Company Common and Collective Trusts (the "Trusts") consists primarily of a guaranteed insurance contract ("GIC") and certain debt and equity securities held by the Trusts. It is the policy of the Trusts to hold GIC investments until maturity. GIC investments are stated at contract value that approximates their fair value at December 31, 2003 and 2002, as determined by quoted or published market prices. The crediting interest rates were 3.92% and 5.13% at December 31, 2003 and 2002, respectively. All other investments are stated at their fair value.

      Investment Elections - With UBS Trust Company as Trustee, participants may elect the following investment options:

         GIC Portfolio - Seeks to offer stability while maximizing current income through investments in fixed income securities, primarily insurance and bank investment contracts.

         Balanced Value Portfolio - Seeks to achieve long-term capital growth through investments in a diversified range of stocks, bonds and other fixed income securities.

         Capital Growth Portfolio - Seeks to achieve long-term capital growth through investment in large capitalization stocks with positive earnings momentum.

         Strategic Balanced Portfolio - Seeks to invest in a blend of equity and fixed-income securities to achieve long-term capital growth.

         Strategic Growth Portfolio - Seeks to invest in growth companies across the capitalization spectrum to achieve long-term capital growth.

         Mid-Cap Value Portfolio - Seeks to generate a return in excess of the Russell Midcap Value Index over a full market cycle or rolling five-year average.

         Overseas Equity Portfolio - Seeks to invest in equity securities of non-U.S. companies in both mature and emerging economies around the globe.

         S&P 500 Index Portfolio - Seeks to replicate the return of the Standard & Poor's ("S&P") 500 Composite Stock Price Index, a broad group of 500 selected large capitalization common stocks, before expenses are charged to the portfolio.

         Small Company Growth Portfolio - Seeks to invest in smaller market capitalization companies that have the potential for greater growth compared to the stock market and the overall economy.

         Concentrated Growth Portfolio - Seeks to generate a total return in excess of the Russell 1000 Growth Index over a three- to five-year investment horizon by investing in large- and mid-market capitalization companies.

         Conservative Bond Portfolio - Seeks to preserve capital, maintain market liquidity, and achieve a total return in excess of industry benchmarks without assuming undue risk.

         Large Company Value Portfolio - Seeks to achieve long-term capital growth through consistent investment practices and risk-control disciplines, through investing in companies with attractive valuations that have been fully recognized in the marketplace.

         Mid-Cap Growth Portfolio - Seeks to generate a total return in excess of the benchmark over a full market cycle or a rolling five-year average.

         BE Aerospace, Inc. Common Stock - Investment in shares of BE Aerospace, Inc. common stock.

      Income Taxes - The Plan is intended to be qualified under Sections 401(a) and 401(k) of the IRC and is intended to be exempt from taxation under
      Section 501(a) of the IRC. The Internal Revenue Service has determined and informed the Company by letter, dated August 20, 1998, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been subsequently amended, and the Company has filed for a favorable IRS determination letter with respect to said amendments. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company's stock is valued at its quoted market price. Participant loans are valued at the outstanding loan balance.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Payments of Benefits -Benefits paid to participants are paid in accordance with the terms of the Plan. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $30,761 and $210,357 at December 31, 2003 and 2002, respectively.

      Administrative Expenses - Administrative expenses of the Plan are paid by the Plan, as provided in the Plan Agreement.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

      Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their employer contributions.

      Derivative Financial Instruments - The Plan does not presently engage in hedging activities. In addition, the Plan has reviewed its agreements and has determined that it has no derivative instruments, nor do any of its agreements contain embedded derivative instruments as of December 31, 2003. Accordingly, the adoption of Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, on January 1, 2001, did not have a significant impact on the Plan's financial position or results of operations.

2.    INVESTMENTS

      The Plan's investments, at fair value, that represented five percent or more of the Plan's net assets available for benefits are as follows as of December 31:

                                                                                        2003              2002
                                                                                     -----------      -----------
              GIC Portfolio of the UBS Trust Company                                 $16,272,346      $13,645,810
              Balanced Value Portfolio of the UBS Trust Company                        5,246,832        4,371,460
              Capital Growth Portfolio of the UBS Trust Company                        7,457,434        6,485,883
              Strategic Balanced Portfolio of the UBS Trust Company                    5,646,110        4,323,735
              Strategic Growth Portfolio of the UBS Trust Company                      4,926,503        3,619,330
              Mid-Cap Value Portfolio of the UBS Trust Company                         8,093,667        5,752,338
            * Overseas Equity Portfolio of the UBS Trust Company                       3,662,932        1,990,676
            * S&P 500 Index Portfolio of the UBS Trust Company                         3,524,500        2,329,984
            * Conservative Bond Portfolio of the UBS Trust Company                     2,535,305        1,808,885
              BE Aerospace, Inc. Common Stock                                          6,687,657        2,583,969

            * Reflects 2003 investments with 2002 balances that did not exceed 5% of net assets available for benefit in 2002.

      Investments are in the custody of the Trustee under a trust agreement with the Plan. The Trustee has no authority, however, for the purchase or sale of investments.

      During the years ended December 31, 2003, 2002 and 2001, net appreciation (depreciation) in fair value of the Plan's investments was $12,176,716, $(10,191,989) and $(7,414,060), respectively.

3.    RECONCILIATION OF FINANCIAL STATEMENTS TO 5500

      The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 to Form 5500:


         Net assets available for benefits per                   $70,090,567
           the financial statements
         Amounts allocated to withdrawing participants               (30,761)
                                                                 -----------
         Net assets available for benefits per the Form 5500     $70,059,806
                                                                 ===========

4.    ACCRUED PLAN ASSET TRANSFER

      During 2001, BE Aerospace, Inc. acquired Alson Industries, Inc. ("Alson"). Alson's Profit Sharing Plan was terminated, and the assets were transferred to the BE Aerospace, Inc. Savings Plan to be held in trust until distribution. A liability of $3,388 for the assets pending distribution to former Alson Profit Sharing Plan participants was accrued as of December 31, 2002, and is reflected in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

5.    PARTY-IN-INTEREST TRANSACTIONS

      Certain plan investments are shares of funds managed by UBS Trust Company. UBS Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return on each fund.

      At December 31, 2003 and 2002, the Plan held 1,233,735 and 709,808 shares, respectively, of common stock of BE Aerospace, Inc., the sponsoring employee, with a cost basis of $8,537,589 and $7,689,911, respectively.

6.    RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in any combination of common and collective trust accounts. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in the net assets available for benefits.

                                  EXHIBIT INDEX


EXHIBIT NO.           DOCUMENT

23.1                  Consent of Independent Registered Public Accounting Firm

                                    SIGNATURE



THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                               BE AEROSPACE, INC.
                               Savings Plan




Date:  June 28, 2004           By:  /s/ Joseph A. Piegari
                                    ---------------------
                                    Joseph A. Piegari
                                    Plan Administrator
                                    BE AEROSPACE, INC.

                   SUPPLEMENTAL SCHEDULES PROVIDED PURSUANT TO
                 THE DEPARTMENT OF LABOR'S RULES AND REGULATIONS


BE AEROSPACE, INC.
SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

                                                                                                                 Fair
                                                                              Units             Cost            Value
                                                                         ---------------- ----------------- ---------------
   GIC Portfolio of the UBS Trust Company                                        580,471       $14,845,625     $16,272,346
   Balanced Value Portfolio of the UBS Trust Company                             127,865         4,086,190       5,246,832
   Capital Growth Portfolio of the UBS Trust Company                             288,846         6,742,307       7,457,434
   Strategic Balanced Portfolio of the UBS Trust Company                         209,620         4,578,853       5,646,110
   Strategic Growth Portfolio of the UBS Trust Company                           293,401         5,944,070       4,926,503
   Mid-Cap Value Portfolio of the UBS Trust Company                              249,435         5,775,869       8,093,667
   Overseas Equity Portfolio of the UBS Trust Company                            135,143         2,683,904       3,662,932
   S&P 500 Index Portfolio of the UBS Trust Company                              262,240         3,328,978       3,524,500
   Small Company Growth Portfolio of the UBS Trust Company                        21,797         1,284,914       1,534,642
   Concentrated Growth Portfolio of the UBS Trust Company                        386,167         1,650,278       1,771,349
   Conservative Bond Portfolio of the UBS Trust Company                           85,609         2,419,959       2,535,305
   Large Company Value Portfolio of the UBS Trust Company                         15,340           635,561         769,106
   Mid-Cap Growth Portfolio of the UBS Trust Company                              62,250           436,244         506,790
   BE Aerospace, Inc. Common Stock                                             1,233,735         8,537,589       6,687,657
   Loans to participants (6% to 13% annual percentage rate)                                        585,941         585,941
                                                                                               -----------     -----------
                                                                                               $63,536,282     $69,221,114


Note:  All investments are party-in-interest investments.

BE AEROSPACE, INC.
SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j
SCHEDULE OF REPORTABLE SERIES OF TRANSACTIONS
YEAR ENDED DECEMBER 31, 2003

                                                                          Purchase         Selling        Cost of       Net Gain
                                                                           Price           Price          Asset         (Loss)
                                                                      ---------------- -------------- -------------- --------------

GIC Portfolio of the UBS Trust Company*--356 purchases and 291 sales      $8,413,323      $6,408,371     $5,917,650      $490,721


* Party-in-interest